Filed pursuant to 424(b)(3)
Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 8 DATED NOVEMBER 3, 2016

TO THE PROSPECTUS DATED APRIL 21, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 21, 2016 (the “Prospectus”), as supplemented by Supplement No. 2, dated July 22, 2016, Supplement No. 3, dated August 15, 2016 Supplement No. 4, dated August 16, 2016, Supplement No. 5, dated August 31, 2016, Supplement No. 6, dated September 20, 2016, and Supplement No. 7, dated October 11, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To provide an update to the section of the Prospectus titled “Plan of Distribution”; and

B.	To provide an update to the sections of the Prospectus titled “Management—Committees of Our Board of Directors” and “Description of Capital Stock—Valuation Policy”.

A.	Update to the Section of the Prospectus Titled “Plan of Distribution”

The following updates the sections of the Prospectus titled “Plan of Distribution—Compensation Paid for Sales of Shares – Other Compensation” on pages 241-243 of the Prospectus and “Plan of Distribution—Ameriprise Financial” on page 246 of the Prospectus.

We, the Advisor, the Dealer Manager and the Sponsor, which we refer to collectively as the Issuer Entities, and Ameriprise Financial previously entered into a selected dealer agreement, which we refer to as the Selected Dealer Agreement, dated as of January 21, 2014, as amended, pursuant to which Ameriprise Financial agreed to act as a selected dealer and offer and sell on a best efforts basis our shares in this offering.

Ameriprise Financial has informed the Issuer Entities that it intends to migrate its cost reimbursement-related operations to one of its affiliates, American Enterprise Investment Services Inc., which we refer to as AEIS, starting on January 1, 2017, which we refer to as the Effective Date. After the Effective Date, the services currently provided by Ameriprise Financial will be bifurcated such that Ameriprise Financial will continue to offer and sell shares of our common stock and receive the associated sales commissions and distribution fees, and AEIS will perform certain broker-dealer services including, but not limited to, distribution, marketing, administration and stockholder services support, which we refer to as the Cost Reimbursement Services, which were previously performed by Ameriprise Financial under the Selected Dealer Agreement. Cost Reimbursement Services performed by AEIS will further include product due diligence, training and education, and other support-related functions. As a result of this bifurcation, commencing on the Effective Date, AEIS will be entitled to receive the marketing fees and expense reimbursements to which Ameriprise Financial previously was entitled under the Selected Dealer Agreement. The services provided by and the amount of sales commissions, distribution fees, marketing fees and potential expense reimbursements payable to Ameriprise Financial and its affiliates will not change as a result of this bifurcation.

In order to effect this bifurcation, on October 28, 2016, the Issuer Entities and Ameriprise Financial further amended the Selected Dealer Agreement and the Issuer Entities and AEIS entered into a cost reimbursement agreement, which we refer to as the Cost Reimbursement Agreement. Accordingly, the disclosure on page 242 of the Prospectus concerning reimbursements to Ameriprise Financial for certain costs and expenses is hereby updated to reflect that with respect to any such costs and expenses incurred on and after the Effective Date, the reimbursements will be paid to AEIS, rather than to Ameriprise Financial.

In addition to the terms described above, the Cost Reimbursement Agreement provides that the Issuer Entities, including us, jointly and severally, will indemnify AEIS and each other person, if any who controls AEIS within the meaning of Section 15 of the Securities Act, and any of their respective officers, directors, employees and agents, to the same extent and on the same terms and conditions that each of the Issuer Entities is required, pursuant to the Selected Dealer Agreement, to indemnify Ameriprise Financial. Accordingly, the last paragraph on page 246 of the Prospectus is updated and replaced with the following:

Ameriprise Financial and AEIS

We, the Dealer Manager, the Advisor and the Sponsor have entered into a selected dealer agreement with Ameriprise Financial, as amended, pursuant to which Ameriprise Financial was appointed as a participating broker dealer to sell our shares in this offering on a “best efforts” basis. In addition, effective as of January 1, 2017, we, the Dealer Manager, the Advisor and the Sponsor have entered into a cost reimbursement agreement with American Enterprise Investment Services Inc., which we refer to as AEIS, pursuant to which AEIS will perform certain broker-dealer services including, but not limited to, distribution, marketing, administration and stockholder services support, which were previously performed by Ameriprise Financial under the selected dealer agreement. Subject to certain limitations set forth in the selected dealer agreement and the cost reimbursement agreement, we, the Dealer Manager, the Advisor and the Sponsor, jointly and severally, agreed to indemnify Ameriprise Financial and AEIS, and each other person, if any who controls Ameriprise Financial or AEIS within the meaning of Section 15 of the Securities Act, and any of their respective officers, directors, employees and agents against certain losses, liability, claims, damages and expenses caused by certain untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact made in connection with this offering, certain filings with the SEC or certain other public statements, certain liability associated with failure to qualify for an applicable ERISA exception during a specified time period, or the breach by us, the Dealer Manager, the Advisor or the Sponsor or any employee or agent acting on our or their behalf, of any of the representations, warranties, covenants, terms and conditions of the agreements. In addition, we have agreed to reimburse certain principals of the Sponsor for any amounts they are required to pay with respect to funding obligations to Ameriprise Financial and AEIS that they may incur concerning these matters. Please see “Conflicts of Interest.”

B. Update to the Sections of the Prospectus titled “Management—Committees of Our Board of Directors” and “Description of Capital Stock—Valuation Policy”

The following updates the section of the Prospectus titled “Management—Committees of Our Board of Directors” on pages 120-122 of the Prospectus and the section of the Prospectus titled “Description of Capital Stock—Valuation Policy” on pages 193-195 of the Prospectus.

Our board of directors has appointed a committee of our independent directors, which we refer to as the Valuation Committee, to be responsible for the oversight of the valuation process pursuant to which the estimated NAV per share of our common stock is determined, subject to the final approval of our board of directors. The Valuation Committee is comprised of Messrs. Marshall M. Burton, John S. Hagestad, Charles B. Duke and Stanley A. Moore, each of whom is an independent director. The Valuation Committee’s responsibilities include: (i) approving the engagement of a third party valuation firm to assist in the valuation of our assets and liabilities; (ii) overseeing the valuation process and methodologies used to determine the estimated NAV per share; (iii) reviewing the reasonableness of the estimated NAV per share; and (iv) recommending the final proposed estimated NAV per share to our board of directors.